

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Gary S. Ohlbaum
Chief Executive Officer
Global Gate Property Corp.
2519 East Kentucky Avenue
Denver, CO 80209

> **Re:** **Global Gate Property Corp.**
> **Form 8-K**
> **Filed October 25, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2010**
> **Filed November 22, 2010**
> **File No. 000-53220**

Dear Mr. Ohlbaum:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Robert Telewicz
Senior Staff Accountant